PowerMedChairs

A Nevada Corporation

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8221 E. Washington Street, Chagrin Falls, OH 44023

Telephone: (440) 543-4645

July 25, 2013

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Mr. Brian Soares

Re: PowerMedChairs

Amendment No. 2 to Registration Statement on Form S-1

Filed July 16, 2013

File No. 333-188781

Dear Mr. Soares:

On behalf of PowerMedChairs (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter of comments dated July 23, 2013 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on May 23, 2013 and subsequently amended on June 25, 2013 and July 16, 2013.

In response to the Comment Letter, we are filing with the Commission today, Amendment No. 3 to the Registration Statement (the “Amendment”). We are sending you a marked copy for your review.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. Set forth below is the Company’s responses to the Staff’s comments.

Changes in government and other…, page 13

1. We note your response to prior comment 2; however, the first sentence in this risk factor still indicates that your customers will be healthcare providers and not individual patients. Please revise.

Response: We have revised the disclosure in the first sentence in this risk factor to indicate our customers are individual patients.

Service Agreement, page 45

2. Please revise the disclosure added in response to prior comment 4 to clarify that the agreement provides that the rate at which you will bill A&A will reflect a discount still to be determined between the parties.

Response: We have revised the disclosure to clarify that the Service Agreement provides that the rate at which we will bill A&A reflects a discount still to be determined between the parties.

The Company acknowledges that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq., our corporate counsel, at (702) 221-1925.

PowerMedChairs

By: /s/ Anton Yeranossian

Anton Yeranossian

Chief Executive Officer

cc: Thomas C. Cook, Esq.